SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK



17 December 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, D
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose copies of two Stock Exchange Announcements released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619

Severn Trent Plc

Director Retirement

John Banyard, executive director of Severn Trent Water with responsibility for asset management, in accordance with the standard practice for executive directors of Severn Trent Plc, on reaching his 60th birthday at the end of December, will be retiring and standing down from the board of Severn Trent Plc and the board of each group company of which he is a member.

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Direct Line: 0121 722 4310

Announcement Body Information:

On 16 December 2004 the Company was informed that the shareholding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased by 132,500 shares to 20,709,407 shares, representing 5.99% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com